SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                         Corvita Corp.
    ____________________________________________________________
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
    ____________________________________________________________
                 (Title of Class of Securities)

                           221010101-1
                         ______________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
    ____________________________________________________________
            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          May 14, 1996
    ____________________________________________________________
      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid within this statement [ ].

CUSIP No. 221010101-1

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

     Halcyon/Alan B. Slifka Management Company LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]             (b)   [  ]

3
SEC USE ONLY

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7   SOLE VOTING POWER:        -0-
8   SHARED VOTING POWER:      -0-
9   SOLE DISPOSITIVE POWER:   -0-
10  SHARED DISPOSITIVE POWER: -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     -0-

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES: [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14
TYPE OF REPORTING PERSON:
     00-IA

                       Page 2 of 12 Pages

CUSIP No. 221010101-1

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

     Alan B. Slifka and Company, Limited

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]             (b)   [  ]

3
SEC USE ONLY

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7   SOLE VOTING POWER:         -0-
8   SHARED VOTING POWER:       -0-
9   SOLE DISPOSITIVE POWER:    -0-
10  SHARED DISPOSITIVE POWER:  -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     -0-

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES: [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14
TYPE OF REPORTING PERSON:
     CO

                       Page 3 of 12 Pages

CUSIP No. 221010101-1

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

     Alan B. Slifka

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]             (b)   [  ]

3
SEC USE ONLY

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7   SOLE VOTING POWER:         -0-
8   SHARED VOTING POWER:       -0-
9   SOLE DISPOSITIVE POWER:    -0-
10  SHARED DISPOSITIVE POWER:  -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     -0-

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES: [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14
TYPE OF REPORTING PERSON:
     IN

                       Page 4 of 12 Pages

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the

General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 18, 1996 (the "Schedule

13D"), relating to the Common Stock, par value $0.001 per share

(the "Stock") of Corvita Corp. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings repectively ascribed to them in Schedule 13D.

          ITEM 1.   SECURITY AND ISSUER.

          No material change.

          ITEM 2.   IDENTITY AND BACKGROUND.

          No material change.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

          No material change.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

          No material change.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Because Halcyon has full investment discretion

over, including the power to dispose of, the Common Stock,

Halcyon may be deemed to be the beneficial owner of  -0- shares of Common Stock.  Further, as managing member of Halcyon, ABS &

Co. also may be deemed to be the beneficial owner of  -0- shares of Common Stock.  As the sole shareholder of ABS & Co., Slifka also may be deemed to be the beneficial owner of  -0- shares of

Common Stock.

          (b)  ABS & Co., as managing member of Halcyon, has sole

power to dispose or direct the disposition of the Common Stock beneficially owned by Halcyon.

          (c)  On May 14, 1996, the Reporting Persons tendered

all their shares of Stock in the tender offer initiated by

Pfizer.

          (d)  No material change.

          Paragraph (e) of Item 5 is hereby amended in its

entirety as follows:

                       Page 5 of 12 Pages

          (e)  Effective May 14, 1996, the Reporting Persons

ceased to be the owners of more than five percent of the shares of the Stock.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No material change.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Joint Filing Agreement, dated April 23, 1996,

between Halcyon/Alan B. Slifka Management Company LLC, Alan B.

Slifka and Company, Limited, and Alan B. Slifka.

          (2)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Halcyon/Alan B. Slifka Management Company

LLC.

          (3)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka and Company, Limited.

          (4)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka.



                       Page 6 of 12 Pages

                          SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA
                                MANAGEMENT COMPANY LLC


                              By: /s/ James H. Schropp
                                  _______________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    May 15, 1996





                              ALAN B. SLIFKA  AND COMPANY,
                              LIMITED


                              By: /s/ James H. Schropp
                                  _______________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    May 15, 1996





                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp
                                  _______________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    May 15, 1996



                       Page 7 of 12 Pages

                       INDEX TO EXHIBITS


EXHIBIT     EXHIBIT                                      PAGE
NO.

(1)         Joint Filing Agreement dated February 1,
            1996 between Halcyon/Alan B. Slifka
            Management Company LLC, Alan B. Slifka and   9
            Company, Limited, and Alan B. Slifka.

(2)         Power of Attorney appointing James H.
            Schropp attorney-in-fact for Halcyon/Alan    10
            B. Slifka Management Company LLC.

(3)         Power of Attorney appointing James H.
            Schropp attorney-in-fact for Alan B. Slifka  11
            and Company, Limited.

(4)         Power of Attorney appointing James H.
            Schropp attorney-in-fact for Alan B.         12
            Slifka.




                       Page 8 of 12 Pages